

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 4561

June 18, 2009

By U.S. Mail and facsimile(386) 258-1677

Mr. Timothy L. Kuker
President and Chief Executive Officer
Lincoln Floorplanning Co., Inc.
1326 South Ridgewood Avenue, Suite 8B
Daytona Beach, FL 32114

> **Re: Lincoln Floorplanning Co., Inc.**
> **Form S-1/A**
> **Filed June 4, 2009**
> **File No. 333-156277**
>
> **Re: Lincoln Floorplanning Co., Inc.**
> **Form 10-12G/A**
> **Filed June 8, 2009**
> **File No. 000-53637**

Dear Mr. Kuker:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed June 4, 2009

Item 6. Dilution

1.   Please include a comparison of the public contribution under the proposed public offering
         and the effective cash contributions of such persons. Refer to Item 506 of Regulation S-
         K.

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm, page 77

2.   Please file a new consent of the registered public accounting firm to refer to the report
         dated April 17, 2009.

Form 10 filed June 8, 2009
General

3.   To the extent applicable, requests for additional information and amendments to the
         Company's Form S-1 also apply to the information provide in the Company's Form 10.

4.   As this filing is a registration under Section 12(g) of the Exchange Act, please withdraw
         the Form 10-12B/A (File No. 001-34230) that was made on June 3, 2009.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christina Harley at (202) 551-3695 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Richard R. Cook, Esq.
       Secretary
       Lincoln Floorplanning Co., Inc.
       P.O. Box 1929
       DeLand, FL 32721